UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
Squarespace, Inc.
(Name of Subject Company)
Squarespace, Inc.
(Name of Person(s) Filing Statement)
Class A Common Stock, $0.0001 par value per share
Class B Common Stock, $0.0001 par value per share
Class C Common Stock, $0.0001 par value per share
(Title of Class of Securities)
Class A Common Stock: 85225A107
(CUSIP Number of Class of Securities)
Anthony Casalena
Chief Executive Officer
225 Varick Street,
12th Floor
New York,
New York 10014
Tel: (646) 580-3456
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)
With copies to:

Allison Schneirov Christopher Barlow Daniel Luks Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 Tel: (212) 735-3000	Srinivas Raju Nathaniel Stuhlmiller Richards, Layton & Finger, P.A. 920 North King Street Wilmington, Delaware 19801 Tel: (302) 651-7700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note
This Amendment No. 3 (which we refer to as this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on September 16, 2024, by Squarespace, Inc., a Delaware corporation (which we refer to as “Squarespace”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the cash tender offer (which we refer to as the “Offer”) by Spaceship Group MergerCo, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Spaceship Purchaser, Inc., a Delaware corporation (which we refer to as “Parent”), to purchase all of the outstanding Shares at an offer price of $46.50 per Share (which we refer to as the “Offer Price”).
Except to the extent specifically provided in this Amendment No. 3, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this No. 3 Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information
Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:
The following new paragraphs are hereby added under the header “Final Results of the Offer and Completion of the Merger”, as set forth below:
The Offer expired as scheduled at one (1) minute after 11:59 p.m., New York City time, on October 11, 2024. The Depositary has indicated that, as of such time, a total of 46,971,451 shares of Class A Common Stock were validly tendered and not validly withdrawn pursuant to the Offer. The Shares validly tendered and not validly withdrawn pursuant to the Offer, together with the Shares constituting Owned Company Shares, satisfy the Minimum Condition. Specifically, (i) 46,971,451 Shares were validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, which together with the Owned Company Shares represents approximately 97.5% of the aggregate voting power of all issued and outstanding Shares, (ii) 46,015,331 Shares beneficially owned, directly or indirectly, by the Unaffiliated Company Stockholders were validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, which represent approximately 77.7% of the aggregate voting power of all issued and outstanding Shares beneficially owned, directly or indirectly, by the Unaffiliated Company Stockholders, (iii) the shares of Class B Common Stock constituting Owned Company Shares represent 100% of the aggregate voting power of all issued and outstanding shares of Class B Common Stock, and (iv) 46,971,451 shares of Class A Common Stock were validly tendered (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn, which, together with the shares of Class A Common Stock constituting Owned Company Shares represent approximately 84.4% of the aggregate voting power of all issued and outstanding shares of Class A Common Stock, in each case as of the Offer Acceptance Time, but excluding any Shares held in treasury by Squarespace as of the expiration of the Offer or any other Shares acquired by Squarespace prior to the expiration of the Offer (including any Shares acquired in connection with payment of the exercise price for the exercise of Squarespace Stock Options, and Tax withholding in connection with the exercise of Squarespace Stock Options or the settlement of Squarespace PSUs or Squarespace RSUs).
The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition. As all conditions to the Offer have been satisfied or waived, Parent has irrevocably accepted for payment all such Shares validly tendered into and not validly withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.
As a result of its acceptance of the Shares tendered in the Offer, Parent acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of Squarespace pursuant to Section 251(h) of the DGCL. Accordingly, on October 17, 2024, Parent expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which Merger Sub will merge with and into Squarespace, with Squarespace surviving as a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than Shares irrevocably accepted for purchase by Parent in the Offer and certain Shares specified in the Merger Agreement (including Rollover Shares and Shares as to which the holder thereof has properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL), will be converted automatically into the right to receive $46.50 in cash, net to the holder of such Share in cash, without interest, but subject to any applicable withholding taxes (which is the same amount per Share paid in the Offer).
Following the Merger, all Shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.
On October 14, 2024, Purchaser issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(K) hereto and is incorporated herein by reference.

Item 9.	Exhibits
Item 9 of this Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(K)	Joint Press Release issued by Squarespace and Buyer Parties on October 14, 2024 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO)

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SQUARESPACE, INC.

Date: October 15, 2024	By:	/s/ Courtenay O’Connor
Courtenay O’Connor
General Counsel and Secretary

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